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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(AMENDMENT NO.      )

Dynamex Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

26784f103

(CUSIP Number)

June 2, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 Pages

13G
CUSIP No. 26784f103			Page 2 of 5 Pages

1.	Name of Reporting Person: Thomas F. Frist III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 830,600

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 830,600

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 830,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.2%

12.	Type of Reporting Person: IN

CUSIP NO. 26784f103	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:	Dynamex Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:	1870 Crown Drive Dallas, TX 75234
Item 2(a).	Name of Person Filing:	See Item 1 of page 2
Item 2(b).	Address of Principal Business Office or, if none, Residence:	3100 West End Avenue, Suite 500 Nashville, TN 37203
Item 2(c).	Organization/Citizenship:	See Item 4 of page 2
Item 2(d).	Title of Class Of Securities:	common stock, $.01 par value
Item 2(e).	CUSIP Number:	26784f103
Item 3.	Inapplicable.

Item 4.	Ownership.

Total Shares
of
	Common				Sole	Shared
	Stock	Percent	Sole	Shared	Power	Power
	Beneficially	of	Voting	Voting	to	to
Person	Owned	Class(1)	Power	Power	Dispose	Dispose
Thomas F. Frist III	830,600	7.2%	830,600	0	830,600	0

(1)	Based on 11,585,897 shares of Common Stock outstanding as of June 1, 2005 as reported on the Company’s quarterly report on Form 10-Q for the quarter ended April 30, 2005 filed with the Commission on June 7, 2005.

CUSIP NO. 26784f103	13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

      Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

      Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Inapplicable

Item 8.	Identification and Classification of Members of the Group.

      Inapplicable

Item 9.	Notice of Dissolution of Group.

      Inapplicable

Item 10.	Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 26784f103	13G	Page 5 of 5 Pages

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2005

Date

/s/ Thomas F. Frist III

(Signature)

Thomas F. Frist III

(Name/Title)